EXHIBIT 21

List of Subsidiaries

Finisar Shanghai, Inc., a corporation organized under the laws of Shanghai, the People’s Republic of China

Finisar Malaysia Sdn Bhd, a Malaysia corporation

Finisar Singapore Pte. Ltd., a Singapore corporation

Finisar Sales Inc., a Delaware corporation

Finisar Japan Ltd. (KK), a Japanese corporation

Finisar Sales Hong Kong Ltd., a corporation organized under the laws of Hong Kong

I-TECH CORP, a Minnesota corporation

InterSAN, Inc., a Delaware corporation